

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2012

Via E-mail
Mr. Paul J. Masschelin
Principal Financial Officer
Imperial Oil Limited
237 Fourth Avenue S.W.
Calgary, AB, T2P 3M9
Canada

      Re: Imperial Oil Limited
              Form 10-K for the Fiscal Year ended December 31, 2011
              Filed February 27, 2012
              File No. 000-12014

Dear Mr. Masschelin:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Karl Hiller

                            Karl Hiller
                            Branch Chief